The PNC Financial Services Group, Inc. and Subsidiaries	EXHIBIT 12.2
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (1)

	Year Ended December 31
Dollars in millions	2014		2013		2012		2011		2010

Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$4,993		$5,148		$3,594		$3,785		$3,680
Add:
Distributed income of equity investees	275		242		216		198		167
Fixed charges and preferred stock dividends excluding interest on deposits	1,091		1,028		1,125		1,037		1,316
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	96		112		137		154		148
Interest capitalized	1								1
Preferred stock dividend requirements	357		364		272		86		224

Earnings excluding interest on deposits	5,905		5,942		4,526		4,780		4,790
Interest on deposits	325		344		386		668		963

Total earnings	$6,230		$6,286		$4,912		$5,448		$5,753

Fixed charges and preferred stock dividends
Interest on borrowed funds	$581		$516		$696		$791		$918
Interest component of rentals	152		148		145		125		134
Amortization of notes and debentures					12		35		39
Interest capitalized	1								1
Preferred stock dividend requirements	357		364		272		86		224

Fixed charges and preferred stock dividends excluding interest on deposits	1,091		1,028		1,125		1,037		1,316
Interest on deposits	325		344		386		668		963

Total fixed charges and preferred stock dividends	$1,416		$1,372		$1,511		$1,705		$2,279

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	5.41	x	5.78	x	4.02	x	4.61	x	3.64	x
Including interest on deposits	4.40		4.58		3.25		3.20		2.52

(1)	As defined in Item 503(d) of Regulation S-K.